UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549


                                         SCHEDULE 13D


                           Under the Securities Exchange Act of 1934
                                      (Amendment No. 2)*


                                    LS CAPITAL CORPORATION
                                       (Name of Issuer)

                                 Common Stock, par value $.01
                                (Title of Class of Securities)

                                           501936108
                                        (CUSIP Number)

                                      Randall W. Heinrich
                                  1000 Louisiana, Suite 6905
                                     Houston, Texas 77002
                                         713-951-9100
                 (Name, Address, and Telephone Number of Person Authorized to
                              Receive Notices and Communications)

                                         June 23, 1997
                    (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                        SCHEDULE 13D

                                     CUSIP No. 501936108
________________________________________________________________
     1)              Names of Reporting Person

                                            Paul J. Montle

                     S.S. or I.R.S. Identification No. of Above Person

                                            ###-##-####

________________________________________________________________
     2)              Check the Appropriate Box if a Member of a Group
                     (See Instructions)

                                                       (a) [ ]
                                                       (b) [ ]
________________________________________________________________
     3)   SEC Use Only
________________________________________________________________
     4)   Source of Funds:
                                            N/A
________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                            N/A
________________________________________________________________
     6)   Citizenship or place of Organization:
                                UNITED STATES
________________________________________________________________
                     (7)        Sole Voting Power
Number of                                      2,052,316
Shares Bene- __________________________________________________
ficially             (8)        Shared Voting Power
owned by                                       -0-
Each Report- ___________________________________________________
ing Person           (9)        Sole Dispositive Power
With                                        2,052,316
________________________________________________________________
                     (10)       Shared Dispositive Power
                                               -0-
________________________________________________________________
          11)        Aggregate Amount Beneficially Owned by Each
Reporting Person:
                                              2,052,316
________________________________________________________________
          12)        Check if the Aggregate Amount in Row (11) excludes
certain shares:
                                            [X]
________________________________________________________________
          13)        Percent of Class Represented by Amount in Box (11):
                                            22.7%
________________________________________________________________
          14)        Type of Reporting Person
                                            IN

ITEM 1.  Security and Issuer

           The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") issued by LS Capital Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 15915 Katy Freeway, Suite 250, Houston, Texas 77094.

ITEM 2.  Identity and Background

           This Statement is being filed by Paul J. Montle (the "Reporting Person"), whose principal business address is 15915 Katy Freeway, Suite
250, Houston, Texas 77094. The Reporting Person is principally engaged as the President and Chief Executive Officer of the Company. The
Reporting Person is a United States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

           N/A

ITEM 4.  Purpose of Transaction

           In June 1997, the Reporting Person transferred a total of 651, 145 shares of Common Stock in three separate transactions. The first of these transactions was a sale of 300,000 shares of Common Stock to a foreign national pursuant to the exemption provided for under Regulation S under the Securities Act of 1933, as amended (the "1933 Act"), for an average per-share sales price of $1.00. The second of these transactions was a sale of 1,145 shares of Common Stock on the open market pursuant to the exemption provided for by Rule 144 under the 1933 Act, for an average per-share sales price of $.51. The Reporting Person undertook both of these sales transactions for the purpose of raising proceeds to satisfy certain non-recurring personal expenses.

           The third transaction in which shares of Common Stock were transferred involved an exchange by the Reporting Person of 350,000 shares of Common Stock for 100% of the outstanding equity interests in an entity that owns a tract of real estate. The other party to this exchange transaction was a foreign national, and the exchange was made pursuant to the exemption provided for under Regulation S. The Reporting Person undertook this exchange transaction for the purpose of diversifying his investment portfolio.

           The Reporting Person intends to hold his remaining shares of Common Stock for investment, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (ix) any action similar to any of those enumerated above.

           Notwithstanding the foregoing, the Reporting Person may
determine to change his investment intent with respect to the Company at
any time in the future.   In reaching any conclusion as to his future course
of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of his holdings of shares of Common Stock or change his intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer

           The Reporting Person directly owns 1,902,136 shares of Common Stock for which he is the beneficial owner. The Reporting Person is also the beneficial owner of 48,580 shares of Common Stock held by Travis Partnership, G.P., a general partnership in which the Reporting Person has a 51.67% interest and a trust for the benefit of the Reporting Person's children has a 15% interest. Moreover, the Reporting Person is the beneficial owner of stock options currently exercisable to acquire 101,600 shares of Common Stock. (The Reporting Person holds stock options to acquire 400,000 shares of Common Stock that are not currently exercisable.) Based on the foregoing, the Reporting Person acknowledges that he is the beneficial owner of 2,052,316 shares of Common Stock for which he has sole voting and investment power.

            In addition to the above, trusts for the benefit of the Reporting Person's children separately own an aggregate of 400,000 shares of Common Stock, and ALDA F.L.P., a limited partnership having the Reporting Person's children as limited partners, owns warrants to acquire 30,000 shares of Common Stock. Pursuant to Rule 13d-3 promulgated under the Act, the Reporting Person may be deemed the beneficial owner of the shares of Common Stock owned by the aforementioned trusts and limited partnership. However, the filing of this statement shall not be construed as an admission, for purposes of Section 13(d) and Regulation
13D-G of the Act nor for any other purpose or under any other provision of the Act or rules promulgated thereunder, that the Reporting Person is the beneficial owner of such shares.

           Except for the transactions described in Item 3 above, the Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           N/A

ITEM 7.  Material to be Filed as Exhibits

           No Exhibits are being filed with this statement.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 1997

                      /S/PAUL J. MONTLE
Name/Title_______________________________________

                       ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSION
                        OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                                     (SEE 18 U.S.C. 1001).